[Letterhead of Wyrick Robbins Yates & Ponton LLP]

Alexander M. Donaldson
adonaldson@wyrick.com

February 10, 2010

VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549
Attn:  Celia A. Soehner

Re:	Nephros, Inc.
Registration Statement on Form S-1
Amended January 21, 2010
File No. 333-162781

Dear Ms. Soehner:

We write this letter on behalf of our client Nephros, Inc. in response to the comments of the Staff of the Securities and Exchange Commission with respect to the above-captioned filing, as set forth in the Staff’s letter dated February 4, 2010.  Our responses below are numbered to correspond to the numbered comments in the Staff’s letter, which are repeated below in italics.

Prospectus Cover

1.
We note your response to prior comment 3, however, as explained in Release 33-6714 (May 27, 1987) Section IIA.7. you must disclose a bona fide estimate of the public offering price and related information.  Also explain in your disclosure how you determined that price.

Nephros has added disclosure regarding estimated net proceeds and dilution, based on a bona fide estimate of the offering price, under the heading “Proceeds to us from this offering” on page 4 (a cross reference to a fuller discussion of net proceeds), under the risk factor titled “As a new investor, you will experience immediate and substantial dilution” on page 18, and under the headers “Use of Proceeds” and “Dilution” on page 21 of the amended Registration Statement.  Nephros believes that the placement of this disclosure and its placement is appropriate for providing potential investors a bona fide estimate of the net proceeds and dilution.

Division of Corporation Finance
February 10, 2010

Some shares in this offering might have been offered . . .. page 18

2.	Please note that we are not making any determination at this time regarding the accuracy or your analysis or conclusion in your response to prior comment 6.

Nephros notes your comment, which does not require any response.  However, we provide an analysis below.

Section 12(a)(1) of the Securities Act grants remedies to the person purchasing a security from the seller of the security if the purchase was in violation of Section 5 of the Securities Act.  A means of addressing that remedy is a right of rescission.  The remedy is provided to the purchaser who purchases the security and allows recovery only from the seller.  Pinter v. Dahl, 486 U.S. 622 (1988).  Consequently, if someone were to purchase shares of Nephros common stock from Seaside, that person would not take the shares subject to Seaside’s right of rescission.  In addition, such a person would have purchased stock that was in fact registered under the Securities Act pursuant to a registration statement that would have been effective prior to the offer by and purchase from Seaside, and such person would not have had any dealings with Nephros and therefore there would be an absence of non-compliant action on which to base a claim.  Consequently, Nephros does not believe that such a claim would have an adequate basis under Section 5 of the Securities Act.  We found no case law or disclosure in issuer filings that indicated such a right.  For these reasons, Nephros believes that the possibility that claims may be brought against it by purchasers acquiring the stock from Seaside is not a material risk and that disclosure is not necessary.

3.	In an appropriate section of your document, please disclose the substance of your response to prior comment 7.

Nephros has added a risk factor titled “If Seaside purchases shares in this offering, we will have to reflect those shares as temporary equity on our balance sheet” on page 18 of the amended Registration Statement to reflect the risk regarding the accounting treatment of any stock to be purchased by Seaside in the offering.

Undertakings, page II-6

4.	Please provide the undertakings required by Regulation S-K Item 512(a).

The undertaking required by Item 512(a) of Regulation S-K has been added to Part II, Item 17 of the amended Registration Statement as requested.  In addition, the Rule 415 box on the cover of the amended Registration Statement has been checked.

*   *   *   *   *

Division of Corporation Finance
February 10, 2010

Please be advised that Nephros has made other revisions that update to a date in February 2010 the disclosure regarding the recent price of its common stock on the prospectus cover page, the description of its capital stock on page 22, the market for its common stock on page 37, and the beneficial ownership of its stock on page 63 of the amended Registration Statement.

Nephros respectfully submits that the foregoing discussion and revisions are appropriately responsive to the comments of the Staff.  If the Staff has any further comments, please direct them to the undersigned.

Sincerely,

/s/ Alexander M. Donaldson

cc:       Mr. Gerald J. Kochanski